                                                                 EXHIBIT (A)(40)


                       [HILTON HOTELS CORPORATION LOGO]

CORPORATE NEWS

CONTACT: Marc A. Grossman                        Geoff Davis
Sr. Vice President - Corporate Affairs           Director - Investor Relations
212-872-7176 - (on 11/3)                         212-872-7176 - (on 11/3)
310-205-4030                                     310-205-4541

Kathy Shepard                                    Joele Frank
Vice President - Corporate Communications        Abernathy MacGregor
212-872-7176 - (on 11/3)                         212-371-5999
310-205-7676


                     HILTON INCREASES OFFER FOR ITT TO $80


         Beverly Hills, Calif. November 3, 1997 -- Hilton Hotels Corporation (NYSE:HLT) announced today that it has increased its cash-and-stock offer for ITT Corporation (NYSE:ITT) to $80. The new offer provides ITT shareholders additional cash on the "front end," and guarantees the value of Hilton shares to be received in the second step merger.

         Under the terms of the revised bid, Hilton will tender for 55 percent of the outstanding ITT shares at $80 in cash. This will be followed by a second-step merger for the remainder of the ITT shares with ITT shareholders receiving two shares of Hilton common stock for every share of ITT stock. In addition, for each Hilton share received in the merger, ITT shareholders will also receive a contingent value preferred share guaranteeing that the Hilton stock price will reach $40 per share within one year after the merger, or they will be paid an additional amount equal to the difference between the Hilton stock price and $40 per share up to a $12 maximum per Hilton share.

         Hilton expects that the cash tender offer would be completed within one or two weeks following the election of Hilton's Board nominees at the November 12 annual meeting, with the merger expected to close within 90 days after the election, subject to appropriate regulatory and other approvals.

         "Our revised offer is clearly superior in that it brings more value, more certainty and a number of significant advantages to ITT shareholders," said Stephen F. Bollenbach, president and chief executive officer of Hilton Hotels Corporation. "Shareholders receive more cash immediately under our offer as compared to the Starwood bid, while the share price guarantee further increases the certainty and value of our offer, especially when compared to the uncertainty and risks built into the Starwood bid.


                                     -more-
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Increased Offer
November 3, 1997
Page 2

         "The fact that we are betting on the strength of our own stock ensures that both Hilton and ITT shareholders will participate in the more certain upside potential of a combined Hilton-ITT that will be the world's leading lodging and gaming company," he said.

     Matthew J. Hart, Hilton executive vice president and chief financial officer, said, "We expect this transaction, as structured, will be non-dilutive on an earnings per share basis in the first 12 months after closing the transaction, and accretive thereafter. On a free cash flow (net income plus depreciation, amortization and goodwill) per share basis, we expect the transaction will be more than 35 percent accretive in 1993."

         Hilton will nominate its slate of Directors at ITT's annual meeting, scheduled for November 12. Upon election, these Directors will eliminate ITT's poison pill and vote in favor of the Hilton-ITT merger, subject to their fiduciary duty to consider any new bid that may be made after their election.

         "The benefits of putting Hilton and ITT together continue to be enormous, and a merger with Hilton brings more short-and long-term advantages to ITT shareholders than any other combination," Bollenbach said. "A combined Hilton-ITT will create maximum value through the implementation of identifiable and achievable cost-savings and synergies, Hilton's operating experience in both lodging and casino gaming, our commitment and ability to close the transaction in a short time frame, and our management's long-standing track record of creating shareholder value.

         "The Starwood offer is long on questions and short on answers," he added. Bollenbach cited as key issues the potential for significant delays and uncertainty in closing; the prospect that Starwood's thinly traded stock will experience downside volatility both prior to and after closing; Starwood's public comments that call into question the future of ITT's gaming operations, and Congressional concerns about the paired-share REIT structure. "These are substantial risks and uncertainties that greatly reduce the value of the Starwood bid," he said.

         "The bottom line is that our new offer provides greater and more certain value, as well as greater speed and certainty of completion," Bollenbach added. "Creating a company as powerful as a Hilton-ITT combination is a unique opportunity, and we look forward to bringing this new and superior offer to ITT's shareholders."

         In connection with the increase in the offer price to $80 per share and the increase in the number of ITT shares to be purchased to 65 million, the expiration of the offer has been extended to 12:00 midnight, New York City time on November 17, 1997, unless again extended. To date approximately 27 million shares have been tendered.

                                     -more-
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Increased Offer
November 3, 1997
Page 3


Note to editors: Full text of Mr. Bollenbach's letter to ITT's Board of Directors is attached.

Note to editors: There will be a media conference call November 3, 1997 at 11:30 a.m. EST, memorandum is attached.


                                      ###
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                       [HILTON HOTELS CORPORATION LOGO]

                                 Office of the
                     President and Chief Executive Officer

November 3, 1997


Board of Directors
ITT Corporation
1330 Avenue of the Americas
New York, New York 10019-5490

Dear Members of the Board:

Hilton is announcing this morning a revised offer for all of ITT that is clearly superior to the proposed Starwood merger that you approved two weeks ago. Under Hilton's revised offer, Hilton has shifted some of the value from the Hilton common stock that we were prepared to issue under our previously announced offer and added that value to the cash portion of our offer. This allows us to offer $80 per ITT share in cash for 65,000,000 ITT shares, representing about 55% of the currently outstanding ITT shares. In our second step merger, each remaining ITT share will be converted into two Hilton shares.

Based on our confidence in the tremendous operating benefits that the Hilton-ITT combination will generate, we will also guarantee that the stock price of the Hilton shares issued in the merger will reach at least $40 per share (i.e. $80 per ITT share) within one year after the merger. This guarantee will take the form of contingent value preferred stock that will pay the holder additional cash of Hilton shares with a value equal to the difference between $40 and the stock price per Hilton share one year after the merger, up to a $12 maximum per Hilton share, in the event the Hilton shares issued in the merger have not reached a stock price of at lease $40 per share within the first year after the merger.

HILTON'S OFFER PROVIDES GREATER AND MORE CERTAIN VALUE

While the Starwood bid, which will be paid 82% in Starwood "paired shares" and only 18% in real dollars, has a purported value of $82 per ITT share, its actual value is far lower. Serious issues with respect to the true value of Starwood's paired shares, the sustainability of Starwood's tax avoidance structure, the timing of completion of the proposed Starwood merger, and the question of whether the proposed Starwood merger will close at all, create substantial risks and uncertainties that greatly reduce the value of Starwood's bid.

Board of Directors
ITT Corporation
November 3, 1997
Page 2


In contrast to the Starwood bid, Hilton's revised offer will provide $80 per ITT share in real dollars for 55% of the outstanding ITT shares. Hilton's second step consideration of two Hilton shares per ITT share, even with no guarantee, would offer more real value than the inflated Starwood shares that would be issued in the Starwood proposal. The guarantee embodied in the contingent value preferred stock ensures that this is true.

The value of the Hilton shares to be issued in the merger will be further enhanced by the extraordinary operating benefits and synergies created by the combination of our two companies. There can be no debate that the Hilton-ITT combination creates far greater operating benefits than a combination of Starwood and ITT. Indeed, the primary synergy of the proposed Starwood-ITT merger is a tax structure that is both overstated in value and certain to come under intense scrutiny from the Internal Revenue Service and Congress. We also think that there can be no debate that the operating track record of Hilton's management far surpasses that of Starwood's. Speaking personally, with virtually all my wealth invested in Hilton stock, and on behalf of my fellow Hilton directors and managers who, with me, own about 28% of the outstanding Hilton shares, we are tremendously excited by the superb value we see in the combined Hilton-ITT.

HILTON'S OFFER PROVIDES GREATER SPEED AND CERTAINTY OF COMPLETION

In connection with Hilton's restructured offer, we are extending the expiration date of our cash tender offer, with its revised $80 per share price and increased number of shares, to November 17. Other than ITT Board action to exempt the offer from ITT's poison pill and the Nevada takeover statutes, the only approvals still pending to close the offer are Nevada gaming approval and FCC approval. We anticipate receiving these approvals immediately after ITT's November 12 annual meeting and, accordingly, we expect to close the tender offer within one to two weeks after the annual meeting. With your cooperation, we could close the tender offer even sooner. We expect to close the second-step merger within 90 days thereafter.

In contrast, ITT and Starwood initially stated that the proposed Starwood merger could not close until March 1998. While ITT has recently tried to claim that this timetable could be accelerated, based on our experience, even ITT's original timetable is extremely optimistic. We believe a six to nine-month time frame is more realistic. In addition, the

Board of Directors
ITT Corporation
November 3, 1997
Page 3


Starwood proposal is subject to numerous approvals and has far less certainty of ever closing at all. Together with the uncertain value of the Starwood "paired shares," the substantial delay and uncertainly of completion associated with the Starwood merger makes it even riskier and less valuable.

                                    *  *  *
Hilton is also announcing today the filing of a new lawsuit against ITT and its incumbent directors. While we would have preferred not to have to take this legal action, the conduct of the ITT Board and management over the course of the last eight months makes this step necessary. The lawsuit seeks to rescind the Starwood merger agreement, particularly the grossly excessive break-up fees and expenses that the ITT Board granted to Starwood under that agreement, and to recover damages from members of the Board individually in connection with a number of actions taken in clear violation of the Board's fiduciary duties.

In addition to the Starwood break-up fees and expenses, which were granted as part of an auction for ITT that expressly excluded Hilton, these unlawful actions include: unilaterally granting $165 million in golden parachutes to ITT executives, a violation not only of the Board's duties but also of ITT's own policy of not granting golden parachutes without shareholder approval; issuing $550 million of European junk bonds obligating ITT to pay exorbitant interest rates, in furtherance of ITT's break-up plan, just ten days before the Nevada federal court enjoined that plan because its primary purpose was to entrench the incumbent ITT Board; granting $29 million in break-up fees and expenses to Clayton, Dubilier & Rice in connection with the abandoned plan; and agreeing to innumerable change-of-control penalty provisions in hotel management contracts and franchise agreements, which will be triggered if the incumbent ITT Board is removed from office by the election of the Hilton nominees.

We hope that, notwithstanding this history, you will now sit down with us to finalize the Hilton-ITT combination. If you are still unwilling to talk, however, we have every confidence that the ITT shareholders will elect our nominees on November 12 so that they can accept the superior Hilton offer.


Sincerely,

/s/ Stephen F. Bollenbach

Stephen F. Bollenbach